SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

AUXILIUM PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer))

AUXILIUM PHARMACEUTICALS, INC.

(Names of Filing Person (Issuer))

1.50% Convertible Senior Notes Due 2018

(Title of Class of Securities)

05334D AA5

(CUSIP Number of Class of Securities)

Rajiv De Silva

President and Chief Executive Officer

Auxilium Pharmaceuticals, Inc.

640 Lee Road

Chesterbrook, Pennsylvania 19087

(484) 321-5901

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

With a copy to:

Alison S. Ressler

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, California 90067

(310) 712-6600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$350,729,166.67	$40,754.73

*	Estimated solely for purposes of calculating the filing fee. The purchase price of the 1.50% Convertible Senior Notes due 2018 (the “Notes”), as described herein, is calculated as the sum of (a) $350,000,000, representing 100% of the principal amount of the Notes outstanding as of February 2, 2015, plus (b) $729,166.67, representing accrued but unpaid interest on the Notes up to, but excluding, March 5, 2015.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $116.20 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$40,754.73	Filing Party:	Auxilium Pharmaceuticals, Inc.
Form of Registration No.	Schedule TO	Date Filed:	February 3, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on February 3, 2015, (together with any amendments and supplements thereto, the “Schedule TO”) by Auxilium Pharmaceuticals, Inc., a Delaware corporation (the “Company”), which relates to the Company’s requirement to repurchase, at the option of holders of the Company’s 1.50% Convertible Senior Notes due 2018 (the “Notes”), 100% of the principal amount of the Notes, plus accrued and unpaid interest thereon to, but excluding March 5, 2015, pursuant to the terms and conditions of the Fundamental Change Purchase Right Notice, Notice of Right to Convert and Notice of Entry into Supplemental Indenture and Offer to Purchase dated February 3, 2015 (the “Notice”).

This Schedule TO is intended to satisfy the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended. All capitalized terms used but not specifically defined in this Schedule TO have the meanings given to such terms in the Notice.

Items 1 through 9, and Item 11.

Items 1 through 9, and Item 11 of the Schedule TO are hereby amended and supplemented by replacing each instance of the phrase “surrendered for conversion and not validly withdrawn” set forth in the Notice with the phrase “surrendered for conversion.”

The amendment and supplement to the Notice is attached hereto as Exhibit (a)(1)(B) and incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibit:

(a)(1)(B)	Amendment and Supplement to Fundamental Change Purchase Right Notice, Notice of Right to Convert and Notice of Entry Into Supplemental Indenture and Offer to Purchase to Holders of 1.50% Convertible Senior Notes Due 2018, dated February 4, 2015.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Auxilium Pharmaceuticals, Inc.

By:	/s/ Caroline B. Manogue
Name:	Caroline B. Manogue
Title:	Executive Vice President, Chief Legal Officer and Secretary

Date: February 4, 2015

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(B)	Amendment and Supplement to Fundamental Change Purchase Right Notice, Notice of Right to Convert and Notice of Entry Into Supplemental Indenture and Offer to Purchase to Holders of 1.50% Convertible Senior Notes Due 2018, dated February 4, 2015.